Exhibit 99.1

ELBIT IMAGING ANNOUNCES THE CONCLUSION OF AN OFF-MARKET
TAKEOVER BID FOR THE UNITS OF THE US$ 1.4 BILLION LISTED REAL
ESTATE TRUST EDT

Tel-Aviv, Israel, July 17, 2011, Elbit Imaging Ltd. (NASDAQ: EMITF) ("Elbit" or the "Company") announced today, in continuance of its previous announcements dated March 10, 2011 and May 12, 2011, that the off-market takeover bid (“Offer”) made by its subsidiary, EPN EDT Holdings II, LLC (“EPN”) in March 2011, for all of the units in EDT Retail Trust (“EDT”) not already held by  EPN and its affiliates (collectively, the “EPN Group”), was concluded on July 14, 2011.

As a result of the purchases of EDT’s units during the Offer period, the EPN Group has increased its interest in EDT from approximately 47.8% to approximately 96.4%. EPN ultimately plans to compulsorily acquire the remaining EDT units under the terms of the Offer. Following compulsory acquisition of the remaining EDT units, EPN Group will become the holder of 100% of the outstanding units of EDT and it is expected that EDT will be removed from the official list of the Australian Stock Exchange shortly thereafter.

EDT is a listed real estate investment trust focused on investing predominately in U.S. community shopping centers with a premium quality portfolio of U.S. retail real estate in the value and convenience sector. EDT currently holds interests in 48 assets covering approximately 10.9 million square feet. According to EDT’s financial statements, as of March 31 2011, EDT’s shopping centre portfolio was approximately 89% leased, and EDT’s portfolio value amounted to US$1.4 billion. EDT’s total equity as of March 31, 2011 amounts to approximately US$ 529 million.

Since EPN first acquired its interest in EDT, in April 2010, the results of these activities have improved significantly, with increased income as a result of leasing vacant areas, replacement of tenants and betterment of lease contracts that were renewed; reduction of operating costs; refinancing and extension of most credit facilities in the amount of US$ 500 million with improved maturities and greater access to the excess cash flow generated from leases due to the refinancing and improvement of debt conditions.

The total cost of the entire 52.2% interest purchased and/or to be purchased in EDT amounts to approximately US$ 242 million. Each of Elbit’s and its ~62% subsidiary Plaza Centers N.V.’s share in the aforementioned cost amounts to approximately US$ 57 million.

Elbit and its subsidiary Plaza Centers N.V. (LSE: "PLAZ", WSE: "PLZ/PLAZACNTR") hold approximately 45% in EPN Group, through a jointly controlled entity. The remaining interests in the EPN Group are held by Eastgate Property LLC and its affiliates (approximately 45%) and Menora Mivtachim Insurance Ltd. and its affiliates (approximately 9%).

Mr. Dudi Machluf, Co-CEO of Elbit commented: We are very pleased with the result of the takeover bid process, as this is a strategic move that strengthens Elbit’s most substantial investments in the U.S. retail and commercial real estate sectors. Furthermore, this transaction is a major step in implementing our strategy to create and strengthen a productive and yielding arm in our entrepreneurial group. We estimate that our holdings at EDT are and will continue to provide us with continuing yield and a stabilized source of income and cash-flow. Needless to say that such yielding segment, as well as the diversity in our activities and sources of income, is highly important in the unstable economic environment we are experiencing in the global financial markets. We further believe that taking EDT private will result in significant cost reductions and more efficient management procedures and structure, and hope that it will enable us to benefit directly from EDT’s free cash-flow.

Since our first acquisition of interests in EDT in April 2010, EDT has made tremendous changes in improving its management structure and operational and financial results. As part of those efforts, EDT has taken steps to refinance its assets and increase its occupancy rates and NOI. EDT shall continue to pursue the improvement of its operational and financial results and its debt structure. We expect that those activities shall enable Elbit to enjoy a growing and stabilized source of income, as well as future potential capital gain that can be generated in the longer term.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management, primarily in major European cities; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe; (vi) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activities - (a) venture capital investments and (b) investments in hospitals and farm and dairy plants in India. We have presently decided to suspend our investment activities in hospitals and farm and dairy plants in India until we are satisfied that the economy has recovered sufficiently to resume such activities.

About EPN

EPN Investment Management LLC and EPN Fund GP LLC are entities jointly formed by Elbit Imaging Ltd. (“Elbit”), its subsidiary Plaza Centers N.V. (“Plaza”) and Eastgate Property LLC and its affiliates (“Eastgate”) in order to facilitate U.S. retail real estate investments, including through EPN Real Estate Fund, LP, a real estate investment fund that was jointly established by Elbit, Plaza and Eastgate, focused on investments in the U.S. retail and commercial real estate sectors (the “Fund”).The Fund secured from Menora Mivtachim Insurance Ltd. (“Menora”) and certain of Menora’s affiliates, $31 million in capital commitments. The Fund was established in the objective of taking advantage of real estate opportunities in the United States through direct acquisitions and joint ventures with leading real estate operators and owners of relevant assets or portfolios.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2010, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel: +972-3-608-6024	Tel: +972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054